SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)


                         Reynolds, Smith and Hills, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                 Not Applicable
--------------------------------------------------------------------------------
                                 (CUSIP Number)

         Kenneth R. Jacobson                       William B. Marianes
--------------------------------------------------------------------------------
         Chief Financial Officer                   Troutman Sanders LLP
--------------------------------------------------------------------------------
         4651 Salisbury Road                       600 Peachtree Street, N.E.
         Jacksonville, Florida  32256              Suite 5200
--------------------------------------------------------------------------------
         (904) 296-2000                            Atlanta, Georgia  30308
--------------------------------------------------------------------------------
                                 (404) 885-3000
            (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications

                                February 2, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

                         (Continued on following pages)

                              (Page 1 of 16 Pages)


         +The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO.               Not Applicable     13D

----------------------------------------------------------------
1.      NAME OF REPORTING PERSON
               Dale A. Barnes

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

-----------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:   a( x  )
                                                            b(    )
-----------------------------------------------------------------

3.      SEC USE ONLY
-----------------------------------------------------------------

4.      SOURCE OF FUNDS
               PF and SC
-----------------------------------------------------------------

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              (    )

-----------------------------------------------------------------

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
               United States
-----------------------------------------------------------------

     Number of                        7.  SOLE VOTING POWER
                                            10,965 Shares
      Shares                            _________________________

Beneficially owned                    8.  SHARED VOTING POWER
                                           0 Shares
by Each Reporting                       _________________________

      Person                          9.  SOLE DISPOSITIVE POWER
                                            10,965 Shares
       With                             _________________________

                                     l0.  SHARED DISPOSITIVE POWER
                                            0 Shares
-----------------------------------------------------------------

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              10,965 Shares
-----------------------------------------------------------------

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
                                                             (    )
-----------------------------------------------------------------

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                   2.36%
-----------------------------------------------------------------

14.     TYPE OF REPORTING PERSON
                     IN

-----------------------------------------------------------------

CUSIP NO.               Not Applicable     13D

----------------------------------------------------------------
1.      NAME OF REPORTING PERSON
               John J. Bottaro

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

-----------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:   a( x  )
                                                            b(    )
-----------------------------------------------------------------

3.      SEC USE ONLY
-----------------------------------------------------------------

4.      SOURCE OF FUNDS
               PF and SC
-----------------------------------------------------------------

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              (    )

-----------------------------------------------------------------

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
               United States
-----------------------------------------------------------------

     Number of                        7.  SOLE VOTING POWER
                                            3,803 Shares
      Shares                            _________________________

Beneficially owned                    8.  SHARED VOTING POWER
                                           0 Shares
by Each Reporting                       _________________________

      Person                          9.  SOLE DISPOSITIVE POWER
                                            3,803 Shares
       With                             _________________________

                                     l0.  SHARED DISPOSITIVE POWER
                                            0 Shares
-----------------------------------------------------------------

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              3,803 Shares
-----------------------------------------------------------------

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
                                                             (    )
-----------------------------------------------------------------

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                   0.82%
-----------------------------------------------------------------

14.     TYPE OF REPORTING PERSON
                     IN

-----------------------------------------------------------------

CUSIP NO.               Not Applicable     13D

----------------------------------------------------------------
1.      NAME OF REPORTING PERSON
               David E. Clavier

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

-----------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:   a( x  )
                                                            b(    )
-----------------------------------------------------------------

3.      SEC USE ONLY
-----------------------------------------------------------------

4.      SOURCE OF FUNDS
               PF and SC
-----------------------------------------------------------------

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              (    )

-----------------------------------------------------------------

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
               United States
-----------------------------------------------------------------

     Number of                        7.  SOLE VOTING POWER
                                            2,019 Shares
      Shares                            _________________________

Beneficially owned                    8.  SHARED VOTING POWER
                                           0 Shares
by Each Reporting                       _________________________

      Person                          9.  SOLE DISPOSITIVE POWER
                                            2,019 Shares
       With                             _________________________

                                     l0.  SHARED DISPOSITIVE POWER
                                            0 Shares
-----------------------------------------------------------------

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              2,019 Shares
-----------------------------------------------------------------

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
                                                             (    )
-----------------------------------------------------------------

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                   .43%
-----------------------------------------------------------------

14.     TYPE OF REPORTING PERSON
                     IN

-----------------------------------------------------------------

CUSIP NO.               Not Applicable     13D

----------------------------------------------------------------
1.      NAME OF REPORTING PERSON
               Darold F. Cole

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

-----------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:   a( x  )
                                                            b(    )
-----------------------------------------------------------------

3.      SEC USE ONLY
-----------------------------------------------------------------

4.      SOURCE OF FUNDS
               PF and SC
-----------------------------------------------------------------

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              (    )

-----------------------------------------------------------------

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
               United States
-----------------------------------------------------------------

     Number of                        7.  SOLE VOTING POWER
                                           29,028 Shares
      Shares                            _________________________

Beneficially owned                    8.  SHARED VOTING POWER
                                           0 Shares
by Each Reporting                       _________________________

      Person                          9.  SOLE DISPOSITIVE POWER
                                           29,028 Shares
       With                             _________________________

                                     l0.  SHARED DISPOSITIVE POWER
                                            0 Shares
-----------------------------------------------------------------

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             29,028 Shares
-----------------------------------------------------------------

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
                                                             (    )
-----------------------------------------------------------------

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                   6.25%
-----------------------------------------------------------------

14.     TYPE OF REPORTING PERSON
                     IN

-----------------------------------------------------------------

CUSIP NO.               Not Applicable     13D

----------------------------------------------------------------
1.      NAME OF REPORTING PERSON
               Joseph N. Debs

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

-----------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:   a( x  )
                                                            b(    )
-----------------------------------------------------------------

3.      SEC USE ONLY
-----------------------------------------------------------------

4.      SOURCE OF FUNDS
               PF and SC
-----------------------------------------------------------------

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              (    )

-----------------------------------------------------------------

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
               United States
-----------------------------------------------------------------

     Number of                        7.  SOLE VOTING POWER
                                            10,929 Shares
      Shares                            _________________________

Beneficially owned                    8.  SHARED VOTING POWER
                                           0 Shares
by Each Reporting                       _________________________

      Person                          9.  SOLE DISPOSITIVE POWER
                                            10,929 Shares
       With                             _________________________

                                     l0.  SHARED DISPOSITIVE POWER
                                            0 Shares
-----------------------------------------------------------------

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              10,929 Shares
-----------------------------------------------------------------

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
                                                             (    )
-----------------------------------------------------------------

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                   2.35%
-----------------------------------------------------------------

14.     TYPE OF REPORTING PERSON
                     IN

-----------------------------------------------------------------

CUSIP NO.               Not Applicable     13D

----------------------------------------------------------------
1.      NAME OF REPORTING PERSON
               Lawrence D. Ellis

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

-----------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:   a( x  )
                                                            b(    )
-----------------------------------------------------------------

3.      SEC USE ONLY
-----------------------------------------------------------------

4.      SOURCE OF FUNDS
               PF and SC
-----------------------------------------------------------------

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              (    )

-----------------------------------------------------------------

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
               United States
-----------------------------------------------------------------

     Number of                        7.  SOLE VOTING POWER
                                            1,818 Shares
      Shares                            _________________________

Beneficially owned                    8.  SHARED VOTING POWER
                                           0 Shares
by Each Reporting                       _________________________

      Person                          9.  SOLE DISPOSITIVE POWER
                                            1,818 Shares
       With                             _________________________

                                     l0.  SHARED DISPOSITIVE POWER
                                            0 Shares
-----------------------------------------------------------------

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              1,818 Shares
-----------------------------------------------------------------

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
                                                             (    )
-----------------------------------------------------------------

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                   0.39%
-----------------------------------------------------------------

14.     TYPE OF REPORTING PERSON
                     IN

-----------------------------------------------------------------

CUSIP NO.               Not Applicable     13D

----------------------------------------------------------------
1.      NAME OF REPORTING PERSON
               Kenneth R. Jacobson

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

-----------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:   a( x  )
                                                            b(    )
-----------------------------------------------------------------

3.      SEC USE ONLY
-----------------------------------------------------------------

4.      SOURCE OF FUNDS
               PF and SC
-----------------------------------------------------------------

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              (    )

-----------------------------------------------------------------

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
               United States
-----------------------------------------------------------------

     Number of                        7.  SOLE VOTING POWER
                                            1,648 Shares
      Shares                            _________________________

Beneficially owned                    8.  SHARED VOTING POWER
                                           0 Shares
by Each Reporting                       _________________________

      Person                          9.  SOLE DISPOSITIVE POWER
                                           1,648 Shares
       With                             _________________________

                                     l0.  SHARED DISPOSITIVE POWER
                                            0 Shares
-----------------------------------------------------------------

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             1,648 Shares
-----------------------------------------------------------------

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
                                                             (    )
-----------------------------------------------------------------

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                  0.35%
-----------------------------------------------------------------

14.     TYPE OF REPORTING PERSON
                     IN

-----------------------------------------------------------------

CUSIP NO.               Not Applicable     13D

----------------------------------------------------------------
1.      NAME OF REPORTING PERSON
               Leerie T. Jenkins, Jr.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

-----------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:   a( x  )
                                                            b(    )
-----------------------------------------------------------------

3.      SEC USE ONLY
-----------------------------------------------------------------

4.      SOURCE OF FUNDS
               PF and SC
-----------------------------------------------------------------

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              (    )

-----------------------------------------------------------------

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
               United States
-----------------------------------------------------------------

     Number of                        7.  SOLE VOTING POWER
                                            75,755 Shares
      Shares                            _________________________

Beneficially owned                    8.  SHARED VOTING POWER
                                           0 Shares
by Each Reporting                       _________________________

      Person                          9.  SOLE DISPOSITIVE POWER
                                           75,755 Shares
       With                             _________________________

                                     l0.  SHARED DISPOSITIVE POWER
                                            0 Shares
-----------------------------------------------------------------

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             75,755 Shares
-----------------------------------------------------------------

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
                                                             (    )
-----------------------------------------------------------------

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                  16.30%
-----------------------------------------------------------------

14.     TYPE OF REPORTING PERSON
                     IN

-----------------------------------------------------------------

CUSIP NO.               Not Applicable     13D

----------------------------------------------------------------
1.      NAME OF REPORTING PERSON
               J. Ronald Ratliff

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

-----------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:   a( x  )
                                                            b(    )
-----------------------------------------------------------------

3.      SEC USE ONLY
-----------------------------------------------------------------

4.      SOURCE OF FUNDS
               PF and SC
-----------------------------------------------------------------

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              (    )

-----------------------------------------------------------------

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
               United States
-----------------------------------------------------------------

     Number of                        7.  SOLE VOTING POWER
                                           40,282 Shares
      Shares                            _________________________

Beneficially owned                    8.  SHARED VOTING POWER
                                           0 Shares
by Each Reporting                       _________________________

      Person                          9.  SOLE DISPOSITIVE POWER
                                           40,282 Shares
       With                             _________________________

                                     l0.  SHARED DISPOSITIVE POWER
                                            0 Shares
-----------------------------------------------------------------

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             40,282 Shares
-----------------------------------------------------------------

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
                                                             (    )
-----------------------------------------------------------------

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                   8.67%
-----------------------------------------------------------------

14.     TYPE OF REPORTING PERSON
                     IN

-----------------------------------------------------------------

CUSIP NO.               Not Applicable     13D

----------------------------------------------------------------
1.      NAME OF REPORTING PERSON
               Brian P. Reed

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

-----------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:   a( x  )
                                                            b(    )
-----------------------------------------------------------------

3.      SEC USE ONLY
-----------------------------------------------------------------

4.      SOURCE OF FUNDS
               PF and SC
-----------------------------------------------------------------

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              (    )

-----------------------------------------------------------------

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
               United States
-----------------------------------------------------------------

     Number of                        7.  SOLE VOTING POWER
                                            4,990 Shares
      Shares                            _________________________

Beneficially owned                    8.  SHARED VOTING POWER
                                           0 Shares
by Each Reporting                       _________________________

      Person                          9.  SOLE DISPOSITIVE POWER
                                            4,990 Shares
       With                             _________________________

                                     l0.  SHARED DISPOSITIVE POWER
                                            0 Shares
-----------------------------------------------------------------

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              4,990 Shares
-----------------------------------------------------------------

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
                                                             (    )
-----------------------------------------------------------------

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                   1.07%
-----------------------------------------------------------------

14.     TYPE OF REPORTING PERSON
                     IN

-----------------------------------------------------------------

CUSIP NO.               Not Applicable     13D

----------------------------------------------------------------
1.      NAME OF REPORTING PERSON
               David K. Robertson

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

-----------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:   a( x  )
                                                            b(    )
-----------------------------------------------------------------

3.      SEC USE ONLY
-----------------------------------------------------------------

4.      SOURCE OF FUNDS
               PF and SC
-----------------------------------------------------------------

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              (    )

-----------------------------------------------------------------

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
               United States
-----------------------------------------------------------------

     Number of                        7.  SOLE VOTING POWER
                                           32,534 Shares
      Shares                            _________________________

Beneficially owned                    8.  SHARED VOTING POWER
                                           0 Shares
by Each Reporting                       _________________________

      Person                          9.  SOLE DISPOSITIVE POWER
                                           32,534 Shares
       With                             _________________________

                                     l0.  SHARED DISPOSITIVE POWER
                                            0 Shares
-----------------------------------------------------------------

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             32,534 Shares
-----------------------------------------------------------------

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
                                                             (    )
-----------------------------------------------------------------

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                   7.00%
-----------------------------------------------------------------

14.     TYPE OF REPORTING PERSON
                     IN

-----------------------------------------------------------------

         Pursuant to Rule 13d-2 promulgated under the Exchange Act, this Amendment No. 1 amends the Schedule 13D filed on November 8, 1999. This Amendment No. 1 is being filed to report (i) an addition in the persons on whose behalf this filing is being made as described more fully in Item 2 below, and
(ii) the acquisition of shares of common stock by members of the group as described more fully in Item5 below.


Item 2.  Identity and Background.

         This statement is filed by and on behalf of a group consisting of the following 11 individuals, who are all officers of Reynolds, Smith and Hills, Inc. (the "Company"). The members of the group are referred to collectively as the "Reporting Persons." Mr. Kenneth R. Jacobson was hired by the Company as Executive Vice President, Chief Financial Officer and General Counsel and added as a member of the group on February 2, 2000. Mr. Jacobson has entered into a Promissory Note and Pledge Agreement with the Company, copies of which are filed as Exhibits 1 and 2 to the Schedule 13D filed November 8, 1999 and are incorporated herein by this reference.

         Set forth below is the name, position and present principal occupation of each of the Reporting Persons. Except as otherwise indicated, (i) the business address of each of such persons is 4651 Salisbury Road, Jacksonville, Florida 32256, (ii) each of such persons has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years, (iii) during the last five years, each of such persons has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which civil proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws, and (iv) each of such persons is a citizen of the United States.


Name                                Present Principal Occupation with RS&H

Dale A. Barnes                      Operating Program Director
John J. Bottaro.....................Senior Vice President
David E. Clavier....................Senior Vice President
Darold F. Cole                      Senior Vice President and Director
Joseph N. Debs......................Senior Vice President
Lawrence D. Ellis...................Senior Vice President
Kenneth R. Jacobson                 Executive Vice President,
                                      Chief Financial Officer and
                                      General Counsel
Leerie T. Jenkins, Jr...............Chief Executive Officer and Chairman
J. Ronald Ratliff...................Executive Vice President and Director
Brian P. Reed.......................Senior Vice President
David K. Robertson..................Secretary, Treasurer,
                                      Executive Vice President,
                                      Chief Operating Officer and Director
Item 5.  Interest in Securities of the Issuer.

         (a)(b) The beneficial ownership of the Company's Common Stock of each of the Reporting Persons as of February 2, 2000 and based upon information provided by the Company is set forth in the table below. Each of the Reporting Persons has sole voting and dispositive power with respect to the shares of Common Stock indicated in the table below.



                                          Number of Shares
Name of Reporting Person                  Beneficially Owned    Percentage
------------------------                  ------------------    ----------
Dale A. Barnes                                 10,965               2.36%
John J. Bottaro                                 3,803               0.82
David E. Clavier                                2,019               0.43
Darold F. Cole                                 29,028               6.25
Joseph N. Debs                                 10,929               2.35
Lawrence D. Ellis                               1,818               0.39
Kenneth R. Jacobson                             1,648               0.35
Leerie T. Jenkins, Jr                          75,755              16.30
J. Ronald Ratliff                              40,282               8.67
Brian P. Reed                                   4,990               1.07
David K. Robertson                             32,534               7.00


         (c) On February 2, 2000, the Reporting Persons purchased on the open market 18,136 shares of the Company's Common Stock for an aggregate purchase price of $108,272. These shares were purchased from six individual shareholders and were distributed pro rata to each Reporting Person. The following lists the number and per share acquisition price: 13,008 shares at $6.15/share, 2,083 shares at $5.28/share, 1,899 shares at $5.25/share, and 147 shares at $5.50/share. Also included in this trasaction, were 999 shares sold by Brian P. Reed, a Reporting Person, for $6,494 or $6.50 per share. Mr. Reed acquired these shares on the open market on September 5, 1999 from an individual at $6.00 per share.

         In  addition,   the  following   Reporting   Persons  have  effected  a
transaction in the Common Stock of the Company through the purchase of such stock on December 31, 1999 pursuant to the Company's 401(k) Plan:



Reporting Persons              Number of Shares    Price Per Share
-----------------              ----------------    ---------------
David E. Clavier                     114             $   15.00
Lawrence D. Ellis                     40             $   15.00
Leerie T. Jenkins                    192             $   15.00
David K. Robertson                    63             $   15.00


         (d)      Inapplicable.

         (e)      Inapplicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         As described in Item 5 of this Amendment No. 1 to Schedule 13D, on February 2, 2000, the Reporting Persons purchased on the open market 18,136 shares of the Company's Common Stock for an aggregate purchase price of $108,272. These shares were purchased from six individual shareholders and were distributed pro rata to each Reporting Person. The $108,272 purchase price was loaned by the Company to the Reporting Persons pursuant to a Promissory Note and Pledge Agreement between the Company and each of the Reporting Persons as described in Item 4 of the Schedule 13D filed on November 8, 1999. Copies of the Form of Promissory Note and Form of Pledge Agreement are filed as Exhibits 1 and 2 to the Schedule 13D filed November 8, 1999 and are incorporated herein by this reference.

         Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto, which is filed as Exhibit 3 to this Amendment No. 1 to Schedule 13D and is incorporated herein by this reference.


Item 7.  Material to be Filed as Exhibits.

         The following documents are filed as exhibits:

         1. Form of Promissory Note dated November 8, 1999 between the Company and each of the Reporting Persons (Incorporated by reference to the original
Schedule 13D, filed November 8, 1999).

         2. Form of Pledge Agreement dated November 8, 1999 between the Company and each of the Reporting Persons (Incorporated by reference to the original
Schedule 13D, filed November 8, 1999).

         3. Joint Filing Agreement dated March 6, 2000 among the Reporting Persons.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 6, 2000

                                                By:  /s/Dale A. Barnes
                                                     --------------------------
                                                       Dale A. Barnes

                                                By:  /s/John J. Bottaro
                                                     --------------------------
                                                       John J. Bottaro

                                                By:  /s/David E. Clavier
                                                     --------------------------
                                                       David E. Clavier

                                                By:  /s/Darold F. Cole
                                                     --------------------------
                                                       Darold F. Cole

                                                By:  /s/Joseph N. Debs
                                                     --------------------------
                                                       Joseph N. Debs

                                                By:  /s/Lawrence D. Ellis
                                                     --------------------------
                                                       Lawrence D. Ellis

                                                By:  /s/Kenneth R. Jacobson
                                                     --------------------------
                                                        Kenneth R. Jacobson

                                                By:  /s/Leerie T. Jenkins, Jr.
                                                     --------------------------
                                                        Leerie T. Jenkins, Jr.

                                                By:  /s/J. Ronald Ratliff
                                                     --------------------------
                                                       J. Ronald Ratliff

                                                By:  /s/Brian P. Reed
                                                     --------------------------
                                                       Brian P. Reed

                                                By:  /s/David K. Robertson
                                                     --------------------------
                                                       David K. Robertson

                                  EXHIBIT INDEX


         1. Form of Promissory Note dated November 8, 1999 between the Company and each of the Reporting Persons (Incorporated by reference to the original
Schedule 13D, filed November 8, 1999).

         2. Form of Pledge Agreement dated November 8, 1999 between the Company and each of the Reporting Persons (Incorporated by reference to the original
Schedule 13D, filed November 8, 1999).

         3. Joint Filing Agreement dated March 6, 2000 among the Reporting Persons.

                                    EXHIBIT 3

                JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)

         The undersigned acknowledge and agree that the foregoing statement on Amendment No. 1 to Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or her contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent he or she knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Dated:  March 6, 2000                           By:  /s/Dale A. Barnes
                                                     --------------------------
                                                       Dale A. Barnes

                                                By:  /s/John J. Bottaro
                                                     --------------------------
                                                       John J. Bottaro

                                                By:  /s/David E. Clavier
                                                     --------------------------
                                                       David E. Clavier

                                                By:  /s/Darold F. Cole
                                                     --------------------------
                                                       Darold F. Cole

                                                By:  /s/Joseph N. Debs
                                                     --------------------------
                                                       Joseph N. Debs

                                                By:  /s/Lawrence D. Ellis
                                                     --------------------------
                                                       Lawrence D. Ellis

                                                By:  /s/Kenneth R. Jacobson
                                                     --------------------------
                                                        Kenneth R. Jacobson

                                                By:  /s/Leerie T. Jenkins, Jr.
                                                     --------------------------
                                                        Leerie T. Jenkins, Jr.

                                                By:  /s/J. Ronald Ratliff
                                                     --------------------------
                                                       J. Ronald Ratliff

                                                By:  /s/Brian P. Reed
                                                     --------------------------
                                                       Brian P. Reed

                                                By:  /s/David K. Robertson
                                                     --------------------------
                                                       David K. Robertson